EXHIBIT A

Transactions in the Issuer During the Last 60 Days

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Person. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

SHARES

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
07/10/2013	(3,780)	96.17
07/10/2013	(941)	95.54
07/17/2013	544	95.45
07/19/2013	(1,058)	96.83
07/24/2013	201	97.26
07/31/2013	10,000	97.89
07/31/2013	110,000	96.90
08/01/2013	20,000	97.20
08/06/2013	8,100	91.58
08/06/2013	16,900	91.41
08/07/2013	25,000	90.57
08/14/2013	(2,157)	92.58
08/21/2013	(499)	90.99
08/28/2013	6,070	90.82